Filed by Digene Corporation pursuant
to Rule 425 under the Securities Act
of 1933, as amended
Subject Company: Digene Corporation
Commission File No.: 333-83582
Contact:
Charles M. Fleischman
President
Digene Corporation
(301) 944-7000
www.digene.com
FOR IMMEDIATE RELEASE
Investor Relations:
Theresa Vogt/Lanie Fladell
Media: Dan Budwick
Morgen-Walke Associates
(212) 850-5600

FDA NOTIFIES DIGENE THAT IT MUST RECEIVE ADDITIONAL INFORMATION REGARDING
DIGENE’S DNA PAP™ (HPV TESTING IN CONJUNCTION WITH THE PAP TEST) FOR PRIMARY
CERVICAL CANCER SCREENING

GAITHERSBURG, Maryland, April 2, 2002 — Digene Corporation (Nasdaq: DIGE) today announced that the U.S. Food and Drug Administration’s (FDA) Center for Devices and Radiological Health has notified Digene that Digene’s Pre-Market Approval Supplement (PMAS) application to market its Hybrid Capture® 2 HPV DNA Test, called the DNA Pap™ in conjunction with the Pap test, as a primary screening test for cervical cancer and its precursors in women age 30 and over, is not approvable absent the FDA’s receipt of an amendment to the PMAS application to provide certain additional information recommended by the FDA Advisory Panel, the Microbiology Devices Panel, on Friday, March 8, 2002.

The FDA has requested that Digene provide additional data and analyses to support use of Digene’s Hybrid Capture 2 HPV DNA Test for the expanded indication for use, i.e. in conjunction with the Pap test as a primary screening test for cervical cancer and its precursors in women age 30 and over. The FDA has also requested that Digene provide an educational program that communicates information regarding this expanded indication and use of Digene’s DNA Pap to clinicians and patients, and a post-market study plan designed to confirm the DNA Pap’s performance in the U.S. and to measure the impact of such high-risk HPV testing on screening program outcomes. The FDA has informed Digene that the additional data and analyses, education program and proposed post-market study plan must be submitted before the FDA’s review of Digene’s PMAS application can be completed.

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Evan Jones, Digene’s Chairman and Chief Executive Officer, commented, ``We look forward to working closely with the FDA to provide the requested information and to help ensure that the FDA has the information it needs to issue a timely and positive decision.’’

On February 19, 2002, Digene and Cytyc Corporation (Nasdaq:CYTC) announced that they had signed a definitive merger agreement pursuant to which Cytyc has agreed to acquire all of the outstanding shares of Digene common stock in a stock and cash exchange offer transaction. The exchange offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday April 11, 2002, unless extended.

Digene Corporation (Nasdaq: DIGE), based in Gaithersburg, Maryland, develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. The Company has developed and is commercializing its patented Hybrid Capture® products in three areas: women’s cancers and infectious diseases, blood viruses, and genomics and pharmaceutical research. Digene’s primary focus is in women’s cancers and infectious diseases where the Company’s lead product is the only FDA approved test for human papillomavirus, or HPV, which studies show is the cause of greater than 99% of cervical cancer cases. The Digene HPV Test is approved in the U.S. as an adjunct to the Pap smear for cervical cancer screening and is being marketed in selected countries as a primary cervical cancer screen either in conjunction with or separate from the Pap smear. This test is not approved for use as a primary cervical cancer screen in the U.S. The Company’s product portfolio also includes DNA tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea, and tests for blood viruses. Please visit our website at: www.digene.com. For more information on HPV testing, please visit: www.thehpvtest.com.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of the future as there are a number of meaningful factors that could cause the Company’s actual results to vary materially from those indicated by such forward-looking statements. Meaningful factors which could cause actual results to differ from expectations include, but are not limited to, delays in receipt of, or failure to receive, the required regulatory approvals, including approval of the above-referenced PMAS application, the degree of acceptance of HPV testing by physicians, and the extent of reimbursement for the HPV Test by third party payors, as well as other factors discussed in the Company’s Securities and Exchange Commission filings. For other factors, reference is made to the discussion in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to stockholders of Digene. These documents contain important information about the transaction which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, 978-263-8000, or Digene by directing a request to Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, 301-944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the Securities and Exchange Commission at www.sec.gov.

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